UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                           CROWN MEDIA HOLDINGS, INC.



                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share



                         (Title of Class of Securities)

                                   228411 10 4



                                 (CUSIP Number)

                               Brian Gardner, Esq.
                  Executive Vice President and General Counsel
                          Hallmark Cards, Incorporated
                                 Department 339
                                   2501 McGee
                           Kansas City, Missouri 64108
                                 (816) 274-5583



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2009



             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.
[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1.    Names of Reporting Persons. I.R.S.
            Identification Nos. of above persons
            (entities only).

            Hallmark Cards, Incorporated
            --------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X] (1)
               -----------------------------------------------------------------

           (b) [ ]
               -----------------------------------------------------------------

      3. SEC Use Only [ ]
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions) OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is
           Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Missouri
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each
           Reporting Person 88,256,758 shares of Class
           A common stock (2)(3)
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [   ]
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in
           Row (11) 84.2% (3)
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

---------------------------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)  Includes 30,670,422 shares of Class B Common
     Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of
     Class A Common Stock owned by H C Crown Corp.
(3)  Assuming conversion of the shares of Class B
     Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common
     Stock outstanding on February 27, 2009. Includes
     4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN
     Management Corp. and JP Morgan Partners (BHCA),
     L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

      1.    Names of Reporting Persons. I.R.S.
            Identification Nos. of above persons
            (entities only).

            H.A., Inc.
            --------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X] (1)
               -----------------------------------------------------------------

           (b) [ ]
               -----------------------------------------------------------------

      3. SEC Use Only [ ]
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions) OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is
           Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each
           Reporting Person 88,256,758 shares of Class
           A common stock (2)(3)
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [   ]
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in
           Row (11) 84.2% (3)
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

---------------------------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)  Includes 30,670,422 shares of Class B Common
     Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of
     Class A Common Stock owned by H C Crown Corp.
(3)  Assuming conversion of the shares of Class B
     Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common
     Stock outstanding on February 27, 2009. Includes
     4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN
     Management Corp. and JP Morgan Partners (BHCA),
     L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

      1.    Names of Reporting Persons. I.R.S.
            Identification Nos. of above persons
            (entities only).

            H C Crown Corp.
            --------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X] (1)
               -----------------------------------------------------------------

           (b) [ ]
               -----------------------------------------------------------------

      3. SEC Use Only [ ]
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions) OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is
           Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each
           Reporting Person 88,256,758 shares of Class
           A common stock (2)(3)
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [   ]
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in
           Row (11) 84.2% (3)
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

---------------------------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)  Includes 30,670,422 shares of Class B Common
     Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of
     Class A Common Stock owned by H C Crown Corp.
(3)  Assuming conversion of the shares of Class B
     Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common
     Stock outstanding on February 27, 2009. Includes
     4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN
     Management Corp. and JP Morgan Partners (BHCA),
     L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

      1.    Names of Reporting Persons. I.R.S.
            Identification Nos. of above persons
            (entities only).

            Hallmark Entertainment Holdings, Inc.
            --------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X] (1)
               -----------------------------------------------------------------

           (b) [ ]
               -----------------------------------------------------------------

      3. SEC Use Only [ ]
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions) OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is
           Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each
           Reporting Person 88,256,758 shares of Class
           A common stock (2)(3)
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [   ]
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in
           Row (11) 84.2% (3)
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

---------------------------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)  Includes 30,670,422 shares of Class B Common
     Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of
     Class A Common Stock owned by H C Crown Corp.
(3)  Assuming conversion of the shares of Class B
     Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common
     Stock outstanding on February 27, 2009. Includes
     4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN
     Management Corp. and JP Morgan Partners (BHCA),
     L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

      1.    Names of Reporting Persons. I.R.S.
            Identification Nos. of above persons
            (entities only).

            Hallmark Entertainment Investments Co.
            --------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X] (1)
               -----------------------------------------------------------------

           (b) [ ]
               -----------------------------------------------------------------

      3.   SEC Use Only [ ]
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions) OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is
           Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each
           Reporting Person 88,256,758 shares of Class
           A common stock (2)(3)
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [   ]
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in
           Row (11) 84.2% (3)
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

---------------------------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)  Includes 30,670,422 shares of Class B Common
     Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of
     Class A Common Stock owned by H C Crown Corp.
(3)  Assuming conversion of the shares of Class B
     Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common
     Stock outstanding on February 27, 2009. Includes
     4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN
     Management Corp. and JP Morgan Partners (BHCA),
     L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

This Schedule 13D/A Amendment No. 10 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, H.A., Inc., H C Crown Corp., Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of Crown Media Holdings, Inc. (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On May 28, 2009, H C Crown Corp. ("HCC") delivered to the Issuer a recapitalization proposal (the "Proposed Recapitalization") with respect to the Issuer's outstanding indebtedness and accounts payable (the "Hallmark Debt") to HCC. In response, the Issuer has formed a Special Committee to evaluate the Proposed Recapitalization.

On July 16, 2009, counsel to HCC delivered a letter (the "July 16 Letter") to counsel to the Special Committee. In the July 16 Letter, counsel to HCC reiterated its understanding that the Special Committee needs time to determine an appropriate response to the Proposal Recapitalization. Although HCC had requested to receive a decision from the Issuer regarding the Proposed Recapitalization prior to the filing of the Issuer's second quarter form 10-Q, HCC's counsel confirmed in the July 16 Letter that the filing date was in no way intended as a deadline. In addition, counsel to HCC confirmed that notwithstanding HCC's understanding that the Issuer is unable to obtain refinancing of the debt owed to HCC, HCC assumes that the Special Committee will explore refinancing alternatives. A copy of the July 16 Letter has been filed as an exhibit to this Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1) July 16 Letter from HCC to the board of directors of the Issuer, dated July 16, 2009.

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          Dated:  July 17, 2009         HALLMARK CARDS, INCORPORATED


                                    By:  /s/ Timothy Griffith
                                         --------------------------------------
                                    Name:  Timothy Griffith
                                    Title: Executive Vice President-
                                           Chief Financial Officer


          Dated:  July 17, 2009         H.A., INC.


                                    By:  /s/ Dwight C. Arn
                                         --------------------------------------
                                    Name:  Dwight C. Arn
                                    Title: Vice President


          Dated:  July 17, 2009         H C CROWN CORP.


                                    By:  /s/ Dwight C. Arn
                                         --------------------------------------
                                    Name:  Dwight C. Arn
                                    Title: Vice President


          Dated:  July 17, 2009         HALLMARK ENTERTAINMENT HOLDINGS, INC.


                                    By:  /s/ Timothy Griffith
                                         --------------------------------------
                                    Name:  Timothy Griffith
                                    Title: President


          Dated:  July 17, 2009         HALLMARK ENTERTAINMENT INVESTMENTS CO.


                                    By:  /s/ Brian E. Gardner
                                         --------------------------------------
                                    Name:  Brian E. Gardner
                                    Title: President

                                   SCHEDULE I
                                   ----------

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated, H.A., Inc., H C Crown Corp., Hallmark Entertainment Holdings, Inc., and Hallmark Entertainment Investments Co. are set forth below. The business address for each of the directors and executive officers of Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co. is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the directors and executive officers of H C Crown Corp. is c/o H C Crown Corp., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. The business address for each of the directors and executive officers of H.A., Inc. is c/o H.A., Inc., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. All the directors and executive officers listed on this Schedule I are United States citizens.



                          HALLMARK CARDS, INCORPORATED

NAME                                TITLE AND OCCUPATION
----                                --------------------

Herman Cain                         Director; President and Chief Executive Officer of T.H.E. New Voice, Inc.
Nancye L. Green                     Director; Chief Executive Officer of Waterworks, Inc.
Frederick B. Hegi, Jr.              Director; Chairman of the Board of United Stationers, Inc.
Timothy B. Smucker                  Director; Chairman and Co-Chief Executive Officer of The J.M. Smucker Company
Donald J. Hall                      Chairman of the Board of Hallmark Cards, Incorporated
Donald J. Hall, Jr.                 Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
James E. Boike                      President-Retail of Hallmark Cards, Incorporated
David E. Hall                       Director; President-Personal Expression Group of Hallmark Cards, Incorporated
Timothy Griffith                    Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner                    Executive Vice President-General Counsel of Hallmark Cards, Incorporated
William P. Lucas                    Executive Vice President-Real Estate of Hallmark Cards, Incorporated
Terri Ann Drake-Cox                 Senior Vice President-Creative Product Development of Hallmark Cards, Incorporated
Steve Hawn                          Senior Vice President-General Manager-Greetings of Hallmark Cards, Incorporated
Steve Doyal                         Senior Vice President-Public Affairs and Communications of Hallmark Cards, Incorporated
Lisa Macpherson                     Senior Vice President-Chief Merchandising Officer of Hallmark Cards, Incorporated
Steve Paoletti                      Senior Vice President-Customer Development of Hallmark Cards, Incorporated
John Sullivan                       Senior Vice President-General Manager-Party/Giftwrap of Hallmark Cards, Incorporated
Ellen Junger                        Senior Vice President-Marketing of Hallmark Cards, Incorporated
Robert C. Bloss                     Senior Vice President-Human Resources of Hallmark Cards, Incorporated
Michael W. Goodwin                  Senior Vice President-Information Technology of Hallmark Cards, Incorporated
Margaret Keating                    Group Vice President-Operations of Hallmark Cards, Incorporated
Leroy Burney                        Vice President-Business Transformation of Hallmark Cards, Incorporated
Daniel S. Krouse                    Operations Vice President-Logistics Solutions of Hallmark Cards, Incorporated


                                   H.A., INC.

NAME                                TITLE AND OCCUPATION
----                                --------------------

Jared P. Gudehus                    Director and Vice  President;  Corporate  Accounting and Reporting  Director of Hallmark  Cards,
                                    Incorporated
Kari Johnson                        Director and Vice President, Controller
Douglas K. Judd                     Director and President; Finance Manager III of Hallmark Cards, Incorporated
Jody Parks                          Director and Vice President, Treasurer; Finance Manager I of Hallmark Cards, Incorporated
Karen Severino                      Director and Vice President
Dwight C. Arn                       Vice President, Assistant Secretary


                                 H C CROWN CORP.

NAME                                TITLE AND OCCUPATION
----                                --------------------

Jared P. Gudehus                    Director and Vice  President;  Corporate  Accounting and Reporting  Director of Hallmark  Cards,
                                    Incorporated
Kari Johnson                        Director and Vice President, Controller
Douglas K. Judd                     Director and President; Finance Manager III of Hallmark Cards, Incorporated
Jody Parks                          Director and Vice President, Treasurer; Finance Manager I of Hallmark Cards, Incorporated
Karen Severino                      Director and Vice President
Dwight C. Arn                       Vice President, Assistant Secretary




                      HALLMARK ENTERTAINMENT HOLDINGS, INC.

NAME                                TITLE AND OCCUPATION
----                                --------------------

Donald J. Hall, Jr.                 Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
Timothy Griffith                    Director and President;  Executive Vice President and Chief Financial Officer of Hallmark Cards,
                                    Incorporated
Brian E. Gardner                    Director and Vice President,  Secretary;  Executive Vice  President-General  Counsel of Hallmark
                                    Cards, Incorporated


                     HALLMARK ENTERTAINMENT INVESTMENTS CO.

NAME                                TITLE AND OCCUPATION
----                                --------------------

Dwight C. Arn                       Director; Associate General Counsel of Hallmark Cards, Incorporated
Glenn Curtis                        Director; Executive Vice President and Chief Financial Officer of Starz, LLC
Brian E. Gardner                    Director and President,  Secretary;  Executive Vice President-General Counsel of Hallmark Cards,
                                    Incorporated
Donald J. Hall, Jr.                 Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall                       Director; President-Personal Expression Group of Hallmark Cards, Incorporated
Irvine O. Hockaday, Jr.             Director; former President and Chief Executive Officer of Hallmark Cards, Incorporated
Brad Moore                          Director; President-Hallmark Hall of Fame Productions, Inc.
Deanne R. Stedem                    Director; Associate General Counsel of Hallmark Cards, Incorporated

                                   SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns. To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

                                     Class A                     Class B
Name                               Common Stock                Common Stock
----                               ------------                ------------

Steve Doyal                        1,500
David E. Hall (1)                  57,588,836                  30,670,422
Donald J. Hall, Jr.(1)             57,588,836                  30,670,422
Irvine O. Hockaday, Jr.(2)         40,795
Deanne R. Stedem                   1,000

(1) Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Entertainment Investments Co. because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated. Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(2) Includes 4,098 shares of underlying Class A Common Stock options that have vested.